United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Guideline, Inc.
(Name of Subject Company (Issuer))
Knickerbocker Acquisition Corp. (Offeror)
a wholly-owned subsidiary of
infoUSA Inc. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, Par Value $0.0001 per Share
Series A Preferred Stock, Par Value $0.0001 per Share
(Title of Class of Securities)
Common Stock — 401716105
Preferred Stock — None
(CUSIP Number of Class of Securities)
Vinod Gupta, Chairman of the Board and Chief Executive Officer
infoUSA Inc.
5711 South 86th Circle
Omaha, NE 68127
(402) 593-4500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copy To:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$32,850,930.00	$1,008.52

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 22,629,810 outstanding shares of Issuer common stock, par value $0.0001 per share, at a price of $1.35 per share (including shares issuable pursuant to restricted stock awards, all of which will vest upon completion of the offer contemplated by this Schedule TO); 333,333 shares of Issuer Series A preferred stock, par value $0.0001, at an aggregate purchase price of $701,680.50; and an aggregate of $1,599,004.50, representing the difference between the $1.35 per share payable per share of common stock in the offer and the exercise price of all in-the-money options and warrants that are vested or will vest on or prior to the scheduled expiration date of the offer contemplated by this Schedule TO. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007, equals $30.70 per million dollars of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,008.52
Form or Registration No.:	Schedule TO
Filing Party:	infoUSA Inc. and Knickerbocker Acquisition Corp.
Date Filed:	July 23, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ ☐ ☐ ☐	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX

AMENDMENT NO. 1 TO SCHEDULE TO
     This Amendment No. 1 amends and/or supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on July 23, 2007, by infoUSA Inc., a Delaware corporation (the “Company”), and Knickerbocker Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of the Company. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share, and all outstanding shares of Series A preferred stock, par value $0.0001 per share (the “Shares”), of Guideline, Inc., a New York corporation (“Guideline”), at a purchase price of $1.35 per share of common stock, and $1.50 per share of Series A preferred stock plus accrued dividends thereon, in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information
Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:
“At 12:00 midnight EDT at the end of Friday, August 17, 2007, the Offer expired. Based on information provided by Wells Fargo Bank, N.A., the paying agent for the Offer, a total of 20,053,384 shares of Common Stock, representing approximately 89% of the outstanding shares of Common Stock of Guideline and a total of 333,333 shares of Preferred Stock, representing all of the outstanding shares of Preferred Stock of Guideline, were validly tendered prior to the expiration of the Offer and not withdrawn as of the expiration of the Offer. Of the shares of Common Stock tendered, 489,583 shares were tendered through guaranteed delivery procedures. All Shares have been accepted for purchase in accordance with the terms of the Offer and payment for validly tendered Shares will be made promptly. The Company also announced that a subsequent offering period for all of the remaining outstanding and untendered shares of Guideline Common Stock will commence at 9:00 a.m. EDT on Monday, August, 20, 2007. Subject to the terms and conditions of the Offer to Purchase, Guideline shareholders tendering shares of Guideline Common Stock during the subsequent offering period will receive $1.35 in cash, without interest, for each share of Guideline Common Stock tendered, which is the same amount paid to holders of Guideline Common Stock who tendered in the Offer. Shares properly tendered during the subsequent offering period will be accepted as they are tendered and paid for promptly. The expiration date of the subsequent offering period is 12:00 midnight EDT at the end of Wednesday, August 22, 2007. Procedures for tendering shares of Common Stock during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure, and (2) shares tendered during the subsequent offering period may not be withdrawn.”
A copy of the August 20, 2007, press release issued by the Company announcing the expiration of the Offer, the acceptance of the Shares tendered during the Offer, the commencement of the subsequent offering period, and the expected completion of the merger is attached as Exhibit (a)(2) hereto and is incorporated herein by reference.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented as follows:
“(a)(2) Press Release issued by infoUSA Inc. on August 20, 2007.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KNICKERBOCKER ACQUISITION CORP.

By:	/s/ STORMY DEAN

Name:	Stormy Dean
Its:	Chief Financial Officer

INFOUSA INC.

By:	/s/ STORMY DEAN

Name:	Stormy Dean
Its:	Chief Financial Officer
Dated: August 20, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated July 23, 2007

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Form of letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(E)*	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Joint press release issued by infoUSA and Guideline on June 28, 2007 (incorporated herein by reference to infoUSA’s Schedule TO-C filed on June 28, 2007)

(a)(1)(I)*	Summary Advertisement, dated July 23, 2007, appearing in the Wall Street Journal and in the Buffalo News

(a)(2)	Press Release issued by infoUSA Inc. on August 20, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 20, 2007)

(b)(1)	Second Amended and Restated Credit Agreement (incorporated herein by reference to Exhibit 4.1 of infoUSA’s Current Report on Form 8-K filed on February 21, 2006)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated June 28, 2007, by and among infoUSA, Purchaser and Guideline, Inc. (incorporated herein by reference to Exhibit 2.1 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)

(d)(2)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Special Situations Fund III Q.P., L.P., Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Cayman Fund, L.P. (incorporated herein by reference to Exhibit 2.2 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)

(d)(3)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, and David Walke (incorporated herein by reference to Exhibit 2.3 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)

(d)(4)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Petra Mezzanine Fund, Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P., Marlin Equities, LLC, Martin Franklin, Marc Litvinoff, Douglas House, Peter Hooper, and Andrew Garvin. (incorporated herein by

Exhibit No.	Description
reference to Exhibit 2.4 of infoUSA’s Current Report on Form 8-K filed on July 5, 2007)

(d)(5)*	Disclosing Party and Non-Disclosure Agreement, dated February 15, 2007, by and between infoUSA and Guideline

(d)(6)*	Exclusivity Agreement, dated March 12, 2007 between infoUSA and Guideline

(d)(7)*	Separation, Restrictive Covenants and Release Agreement, dated June 28, 2007, by and between infoUSA and David Walke

(d)(8)*	Separation, Restrictive Covenants and Release Agreement, dated June 28, 2007, by and between infoUSA Inc. and Peter Stone

(d)(9)*	Employment Agreement, dated June 29, 2007, by and between Guideline and Marc Litvinoff

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Incorporated herein by reference to the Schedule TO-T filed on July 23, 2007